

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

> **Re: CBD Life Sciences Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed January 15, 2020**
> **File No. 024-11005**

Dear Ms. Nelson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2019 letter.

Amendment No. 4 to Offering Statement on Form 1-A

The Offering, page 4

1. We acknowledge your response to our prior comment one. It appears that the 778,341,280 maximum number of shares outstanding after the offering would exceed the number of authorized common shares you have available to issue (500,000,000 as stated on page 40). Please confirm to us that you have authorized shares available to issue in the offering.

2. Please explain in the filing the increase in outstanding common shares from the 108,355,000 as of September 30, 2019 disclosed on page F-3 to the 378,341,280 as of December 20, 2019 disclosed on page 4. Also, revise to update Part I, Item 6 and Part II, Items 12 and 13, as applicable, or advise.

Executive Compensation, page 36

3.   Please revise this section to provide compensation information for 2019, the last completed fiscal year. Refer to Item 11 of Form 1-A.

Notes to the Consolidated Financial Statements September 30, 2019, page F-6

4.   Refer to your response to our prior comment two. It does not appear that you have added disclosure regarding your acquisition of LBC Bioscience, Inc. Please revise to add disclosures required by ASC 805. In particular, include the following:
    •   a description of the arrangement,
    •   the basis for determining the amount of consideration paid,
    •   your accounting treatment for the transaction, and
    •   the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Common Stock, page F-11

5.   Please revise to disclose the number of restricted shares outstanding related to the acquisition of LBC Biosciences, Inc. disclosed on pages F-49 and F-61. Include a description of the restrictions on these shares.

Financial Statements, page F-39

6.   Refer to your response to our prior comment four. There do not appear to be pro forma financial statements in the amendment. Please recast the combined financial statements of CBD Life Sciences, Inc. for the period ended December 31, 2018 beginning on page F-39 as pro forma statements showing the effects of the acquisition as described in Rule 8-05 of Regulation S-X and required by the instructions to Form 1-A, Part F/S, Section (b)(7)(iv). In particular, clearly relabel these statements as "pro forma", and include a balance sheet and income statement combining the separate financial information of Optium Cyber Systems, Inc and LBC Biosciences, Inc. with a separate column for any adjustments to the combined totals. Include a description of each adjustment.

Statements of Cash Flows, page F-43

7.   Refer to our prior comment five. It does not appear that you have revised the previously reported amounts or any related disclosures so we repeat that comment:
    With regard to the cash flow statements:
    •   The $497,410 of net proceeds from issuance of common stock presented on the statements of cash flow on page F-43 does not appear to be a cash transaction per the amounts reported on the Statements of Stockholders' Equity (Deficit) on page F-42.
    •   The $1,003,982 reported on page F-43 appears to be a non-cash transaction per page F-42 and should not be reflected in the cash flow statement as a cash transaction.
    •   Also, the $572,645 reported on page F-32 appears to relate to the $225,000 and $347,645 non-cash transactions on page F-31 and should not be reflected in the

cash flow statement as cash transactions.
- Confirm to us that all transactions described as "net proceeds from issuance of common stock" reported on all the cash flow statements were cash transactions or revise as necessary.
- Any non-cash transactions should be disclosed. Refer to ASC 230-10-50-3.

Please revise these reported amounts in all periods presented as non-cash transactions or explain to us why they should be considered cash transactions in the statements of cash flows.

 You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John E. Lux, Esq.